UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Acceleron Pharma Inc.

(Name of Subject Company)

Holocene Advisors, LP

(Name of Persons Filing Statement)

Common Stock, $0.001 per share

(Title of Class of Securities)

00434H108

(CUSIP Number of Class of Securities)

Brian H. Fortune
c/o Holocene Advisors, LP
15 East 26th Street, 8th Floor
New York, NY 10010
(646) 779-6420

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Recommendation Statement”) relates is Acceleron Pharma Inc., a Delaware corporation (the “Corporation”). The address of the Corporation’s principal executive office is 128 Sidney Street, Cambridge, MA 02139 and the Corporation’s telephone number at this address is (617) 649-9200.

Securities

This Recommendation Statement relates to the shares of common stock, par value $0.001 per share (“Shares”), of the Corporation. Solely based on the information set forth by the Corporation in its Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2021, as of October 7, 2021 there were 61,147,922 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The person filing this Recommendation Statement is Holocene Advisors, LP, a Delaware limited partnership (“Holocene” or the “Filing Person”). The Filing Person's business address is 15 East 26th Street, 8th Floor, New York, NY 10010 and the Filing Person's business telephone number is 646-779-6420. The principal business of Holocene is that of providing investment advisory and management services to investment funds for institutional and other clients.

Tender Offer

This Recommendation Statement is regarding the tender offer (the “Tender Offer”) by Astros Merger Sub, Inc., a Delaware corporation and a subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation, to purchase all of the outstanding Shares, at a price of $180.00 per Share.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

None.

Item 4.	The Solicitation or Recommendation.

Recommendation

Holocene recommends that stockholders of the Corporation not tender their Shares in the Tender Offer.

Reasons

On October 13, 2021, Holocene issued a press release expressing its views on the Tender Offer, a copy of which is filed as Exhibit 1 hereto and incorporated by reference herein.

2

Intent to Not Tender

In light of current market conditions, Holocene does not intend to tender any of their Shares in the Tender Offer in its current form. The Filing Person intends to review its investment in the Corporation on a continuing basis and may change its intention with respect to tendering such Shares based upon future events.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Filing Person has not employed, retained or compensated any person, directly or indirectly, to make solicitations or recommendations on its behalf in connection with the Tender Offer.

Item 6.	Interest in Securities of the Subject Company.

The following table sets forth all transactions in the Shares effected by the Filing Persons or, to the best of the Filing Person’s knowledge, any of its directors, executive officers, subsidiaries, affiliates or associates, in the past sixty days. All such transactions were effected in the open market through a broker and all prices per share exclude commission.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/17/2021	734	134.86
9/23/2021	(14,450)	158.26
9/23/2021	(11,878)	159.05
9/24/2021	(18,492)	168.65
9/24/2021	(2,900)	171.38
9/27/2021	(26,153)	175.77
9/27/2021	(22,340)	178.67
9/28/2021	(7,275)	182.92
9/28/2021	(16,075)	183.20
9/28/2021	9,893	184.94
10/5/2021	30,582	175.02

Item 7.	Purposes of the Transaction and Plans or Proposals.

Not applicable.

Item 8.	Additional Information.

Not applicable.

Item 9.	Exhibits.

Exhibit No.	Description
1	Press Release, dated October 13, 2021
3

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 13, 2021

HOLOCENE ADVISORS, LP

/s/ Brian H. Fortune
Name: Brian H. Fortune
Title: General Counsel

FOR RELEASE

EXHIBIT 1

HOLOCENE ADVISORS BELIEVES MERCK’S PROPOSED OFFER OF $180 PER SHARE FOR ACCELERON SIGNIFICANTLY UNDERVALUES COMPANY

Long-term Holder Does Not Intend to Tender Shares into Merck’s Offer

NEW YORK – October 13, 2021 – Holocene Advisors, LP (“Holocene”), a fundamental investment management firm and significant shareholder of Acceleron Pharma Inc. (Nasdaq: XLRN) (“Acceleron” or the “Company”), today announced that it does not intend to tender its shares into Merck & Co.’s (NYSE: MRK) proposed $180 per share offer for the Company announced on September 30, 2021.

Holocene stated the following:

“As a large shareholder in Acceleron, we believe the Company’s management team has done an excellent job of creating value for shareholders; however, a transaction now, at this price, is not compelling.  While Merck ultimately could be an attractive partner for Acceleron, we believe its $180 per share offer significantly undervalues the Company based on a discounted cash flow analysis and recent comparable transactions, and does not compensate XLRN shareholders adequately, given Acceleron’s strong pipeline and attractive long-term business prospects.

“Acceleron’s lead pipeline asset, sotatercept, has the potential to be a foundational and disease-modifying agent for the treatment of pulmonary arterial hypertension (PAH) and generate billions of dollars in sales. Additionally, royalties on Reblozyl, a potential blockbuster drug to treat anemia in patients with myelodysplastic syndromes (MDS), provide further valuation support as well as a meaningful source of cash flow to fund Acceleron’s expanding novel pipeline. We believe that Acceleron’s value will continue to significantly increase over time as more clinical data is released and the Company’s assets are further derisked.

“While we normally do not comment on such matters, we believe that if this transaction is allowed to proceed on these terms, XLRN shareholders would be deprived of substantial value.”

About Holocene Advisors, LP

Holocene is an investment management firm registered as an investment advisor with the Securities and Exchange Commission (the “SEC”) that operates out of New York City.  Holocene pursues a sector-diversified, beta-neutral long/short equity strategy with a focus on alpha generation through deep, fundamental research and financial modeling, conducted by sector-focused investment teams.  Holocene manages significant holdings in the Healthcare space, including biopharmaceutical companies.

Additional Information and Cautionary Statement Regarding Forward-Looking Information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Acceleron or any other securities. This press release contains statements that are “forward-looking statements” within the meaning of the Securities Exchange Act of 1934, as amended. All statements contained in this press release, other than statements of historical facts, are “forward-looking statements” for purposes of these provisions. Statements made in this press release are qualified by the cautionary statements made in this press release.

FOR RELEASE

Although Holocene believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Holocene, Merck or Acceleron, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. Holocene does not intend and does not assume any obligation, to update any of the statements included in this press release.  An investment in common stock issued by Acceleron is subject to the risks described in its yearly, quarterly and periodic filings with the SEC, which are or will be available over the Internet at the SEC’s website at http://www.sec.gov.

Media Contacts:

Jonathan Gasthalter/Nathaniel Garnick

Gasthalter & Co.

(212) 257-4171